                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                          Forum Retirement Partners, L.P.
                               (Name of Issuer)

                        Partnership Preferred Depositary Units
                        (Title of Class of Securities)

                                  349 851 105
                                (CUSIP Number)

                               Forum Group, Inc.
                            8900 Keystone Crossing
                                   Suite 200
                       Indianapolis, Indiana  46240-0498
                       Attention:  John H. Sharpe, Esq.
                                   (317) 846-0700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              February 28, 1994
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                 SCHEDULE 13D


CUSIP NO.   349 851 105                   Page   2   of   7   Pages

   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Forum Group, Inc.

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [x]
   3  SEC USE ONLY


   4  SOURCE OF FUNDS*

      WC

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]


   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
                  7     SOLE VOTING POWER

NUMBER OF               1,940,268 Units
 SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
  EACH                  0
REPORTING
 PERSON           9     SOLE DISPOSITIVE POWER
  WITH
                        1,940,268 Units

                  10    SHARE DISPOSITIVE POWER

                        0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      6,446,079 Units

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [x]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.2%

 14   TYPE OF REPORTING PERSON*

      CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   349 851 105                   Page   3   of   7   Pages

   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Forum A/H, Inc.

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [x]
   3  SEC USE ONLY


   4  SOURCE OF FUNDS*

      AF WC

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]


   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
                  7     SOLE VOTING POWER

NUMBER OF               4,505,811 Units
 SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
  EACH                  0
REPORTING
 PERSON           9     SOLE DISPOSITIVE POWER
  WITH
                        4,505,811 Units

                  10    SHARE DISPOSITIVE POWER

                        0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      6,446,079 Units

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [x]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.2%

 14   TYPE OF REPORTING PERSON*

      CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 amends and supplements the Statement on
Schedule 13D filed on August 24, 1993 by Forum Group, Inc., an Indiana corporation (the "Statement"), the Amendment No. 1 to the Statement filed on October 8, 1993 by Forum Group, Inc. and Forum A/H, Inc., a Delaware corporation and wholly owned subsidiary of Forum Group, Inc. ("Amendment No. 1") and the Amendment No. 2 to the Statement filed on December 29, 1993 ("Amendment No. 2") (the Statement, Amendment No. 1 and Amendment No. 2 are referred to herein as the "Schedule 13D"). Capitalized terms used herein not otherwise defined have the respective meanings ascribed to them in the Schedule 13D.

Item 4.     Purpose of Transaction.

      Item 4 is hereby amended by deleting the second through twelfth full paragraphs in their entirety and substituting the following therefor:

            As contemplated by the Recapitalization Agreement, the Partnership obtained $50.7 million in new financing (the "Nomura Loan") from Nomura Asset Capital Corporation. Pursuant to the Recapitalization Agreement, the proceeds of the Nomura Loan were used, together with other funds available to the Partnership, including the proceeds of the sale of Units to Forum A/H pursuant to the Recapitalization Agreement, to retire and repay existing indebtedness of the Partnership.

            Pursuant to the Recapitalization Agreement, the Partnership made a pro rata public offering (the "Offering") to holders of record of Units on October 18, 1993 (other than FGI and affiliates thereof) of 5,064,150 Units at the Initial Unit Price. As publicly announced by the Partnership on February 28, 1994, unitholders purchased at $2.00 per Unit a total of 1,994,189 Units in the Offering, for an aggregated purchase price of $3,998,378.
      Accordingly, in accordance with the terms of the Recapitalization Agreement, the Partnership repurchased from Forum A/H 1,994,189 Units at a price equal to the Initial Unit Price of $2.00 per unit. Forum A/H did not recognize a profit from such repurchase on its original capital contribution.

Item 5.     Interest in Securities of the Issuer.

      Item 5 is hereby amended by (i) incorporating the text of
Item 4 of this Amendment No. 3 into Item 5 hereof and (ii) deleting the second and third full paragraphs in their entirety and substituting the following therefor:

            FGI directly owns 1,940,268 Units, constituting approximately 12.7% of the outstanding Units, and, subject to the Partnership Agreement and the pledge agreements
            described in Item 6 hereof, has sole power to vote or to direct the vote and to dispose or to direct the disposition of all of such Units. Forum A/H directly owns 4,505,811 Units, constituting approximately 29.5% of the outstanding Units, and, subject to the Partnership Agreement, has sole power to vote or to direct the vote and to dispose or to direct the disposition of all of such Units. By reason of the relationship described in Item 2 above, FGI may be deemed to beneficially own the Units directly owned by Forum A/H. Further, FGI and Forum A/H may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act.

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum A/H, Inc.

Dated:  March 1, 1994

                                          FORUM GROUP, INC.



                                          By:/s/ Troy B. Lewis
                                              Troy B. Lewis,
                                              Attorney-in-fact*


































*  Pursuant to a Power of Attorney executed on behalf of Forum
   Group, Inc. and filed as Exhibit 7 to Amendment No. 1.

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum Group, Inc.

Dated:  March 1, 1994

                                          FORUM A/H, INC.



                                          By:/s/ Troy B. Lewis
                                              Troy B. Lewis,
                                              Attorney-in-fact*



































*  Pursuant to a Power of Attorney executed on behalf of Forum
   A/H and filed as Exhibit 7 to Amendment No. 1.